Exhibit 99.1

Corporate Communications

CNH Industrial announces a preliminary estimate of the impact of the U.S. tax reform and other tax matters and the deconsolidation of its Venezuelan operations

London, January 25, 2018

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (the “U.S. Act”) which included, among other things, a reduction to corporate income tax rates, the adoption of a territorial tax system and a mandatory tax on deemed repatriated earnings of foreign subsidiaries.

As a result of the U.S. Act and tax legislation changes enacted in the UK and certain other countries, the Company estimates that its consolidated net income for the quarter ending December 31, 2017 will include a non-cash tax charge up to $125 million under US GAAP (and a non-cash benefit of $20 million under IFRS). These amounts are based on currently available information and are primarily related to the mandatory repatriation tax, the write-down of its deferred tax assets/liabilities due to the reduction of corporate tax rates, and the impact of establishing a valuation allowance against certain deferred tax assets.

The Company will continue to assess the U.S. Act and other tax law changes to determine the full effect on its financial statements.

Furthermore, as a consequence of the accelerated deterioration of conditions in Venezuela, including the persisting restrictive exchange control regulations, which prevent any payments out of the country, the Company assessed its inability to control its Venezuelan operations and decided to deconsolidate such operations effective December 31, 2017. As a result, the Company will record a non-cash pre- and after-tax charge of approximately $90 million under US GAAP ($50 million under IFRS).

The Company will announce financial results for the quarter and year ended December 31, 2017 on January 30, 2018.

CNH Industrial N.V.

25 St James’s Street

London, SW1A 1HA

United Kingdom

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website:

Contacts:

Corporate Communications

Email: mediarelations@cnhind.com

Investor Relations

Email: investor.relations@cnhind.com